Exhibit 4.8

Summary of the Material Terms
of the
Contract for Construction

        Wuhan Jinpan Electric Company Ltd. (the “Client”), entered into an agreement (this “Agreement”) with Wuhan Xinqi Construction Group Company Ltd. (the “General Contractor”) on April 13, 2007 for the construction of a manufacturing and office facility at No.2 Industrial Park, South Nanhu Road, Donghu High Tech Development Area, Wuhan, Hubei Province (the “Site”).

        The General Contractor is responsible for the construction of Wuhan Jinpan’s factory building, office building, gatehouse, roads within the factory site, bounding walls, and other related facilities (the “Facility”). The contracted term for the construction of the Facility is 180 days, starting on April 15, 2007 and scheduled to be completed by Oct 13, 2007. The purchase price for the construction of the facility is RMB 20,280,000 (the “Price”).

Responsibilities

Supervising Engineer

        The Client delegates authority to the supervising engineer (the “Engineer”) to oversee the construction of the Facility by the General Contractor. However, the Engineer must obtain the Client’s approval to do or authorize others to do the following:

(1)	to change the construction project as compared to any pre-approved design(s);

(2)	to subcontract the construction project;

(3)	to start, stop, or resume construction;

(4)	to audit the construction project using a quality standard other than one based on applicable government and industry standards;

(5)	to change the design;

(6)	to adjust the price of the project; or

(7)	to seek damages from the General Contractor.

The Client

        The Client is responsible for the following.

(1)	Assisting the General Contractor in obtaining and paying for licenses to use water and electricity on the Site.

(2)	Assisting the General Contractor in obtaining a license to use public roadways to access the Site.

(3)	Supplying to the General Contractor information regarding the geography of the Site and the underlying utilities within 5 days of the signing of this Agreement.

(4)	Obtaining zoning and construction permits.

(5)	Assisting the General Contractor in obtaining construction permits.

(6)	Delivering to the General Contractor test results regarding the water levels and building markers.

(7)	Prior to construction, supplying the General Contractor blue prints and other design information.

        Any other responsibility of the Client will be negotiated by the parties. Unless otherwise noted above, the Client and General Contractor shall each bear its own costs associated with obtaining licenses.

The General Contractor

        The General Contractor is responsible for the following.

(1)	Providing a schedule, work plan, and requisition plans to the Engineer and the Client within 3 days of starting constructions.

(2)	Providing the next month’s schedule and requisition plans and report on the work done in the current month to the Engineer and Client on the 25th day of each month.

(3)	Providing all schedules, plans, and reports to the Engineer and Client on a timely basis, otherwise, the Client may withhold payment.

(4)	Providing security and lighting on the Site.

(5)	Providing office and living quarters to the Client’s management and supervising personnel at the Site.

(6)	Obtaining and paying for permits associated with transportation, environment, and noise control.

(7)	Arranging and paying for the construction of water, electricity, and telecommunications infrastructure on the Site.

(8)	Protecting finished buildings on the Site and assuming financial responsibility for any loss during the contracted term.

(9)	Protecting underground utilities, neighboring infrastructure, artifacts, and ancient or rare plants. The Client will assume the costs for these efforts.

(10)	Complying with local regulations on worksite sanitation.

(11)	Assisting the Client in obtaining licenses and permits related to the construction on the Site and paying costs as specified in this Agreement.

(12)	Submitting plans for concealed or interstitial construction to the Engineer and the Client for approval and assume the costs for such interstitial construction.

Any other responsibility of the General Contractor will be negotiated by the parties.

Work Allocation and Construction Plan and Schedule

        The General Contractor shall submit a detailed work allocation and construction plan to the Engineer for review and approval at least 1 week prior to starting construction. The Engineer shall complete the review within 2 days of receiving the work allocation and construction plan. If the Client causes a delay to the start of construction, the General Contractor is not liable and the contracted term of the construction is extended accordingly.

Construction and Workplace Safety

        The General Contractor shall

(1)	when working on the Site, comply with all laws and regulations on construction and workplace safety;

(2)	assume all costs associated with taking safety and preventative measures and buying insurance to cover accidental injury caused by the construction;

(3)	when working on the Site, follow the instructions of the Client’s Agent or the Engineer with regards to safety; and

(4)	if an accident happens, take corrective measures, pay for all damages, take full legal responsibility, and possibly pay penalties (in the amount of up to 1% of the Price) to the Client.

Inspection

        After completing all construction, the General Contractor shall provide to the Client complete blue prints of the constructed buildings and pass inspection by government inspection agencies. The General Contractor shall modify the Facility to accord to national inspection standards and requests by government inspection agencies. The General Contractor shall assist the Client to complete all inspections.

Price Adjustments

        The Price takes into account the following risks:

(1)	changes in materials costs;

(2)	changes in public policy; and

(3)	changes in the amount of work necessary to complete construction due to unforeseeable factors.

        If the Client, due to a design modification in its discretion, orders a change to amount of work to complete construction, the Price would be adjusted either by referencing the cost of constructing similar items identified in this Agreement or, if there is no such similar item, by negotiating an adjusted price.

Payment

        The Client shall pay the Price to the General Contractor in monthly installments based on the General Contractor’s progress on the construction of the facility and its meeting of certain benchmarks. Prior to the 25th day of each month, the General Contractor shall submit to the Engineer a report on the amount of work completed that month, represented as a percentage of all the work necessary to complete the Facility (the “Monthly Progress Ratio”). Once the Engineer confirms the General Contractor’s reported Monthly Progress Ratio, the Client shall pay the General Contractor 70% of the Price multiplied by the Monthly Progress Ratio. After the General Contractor completes construction of the Facility, the Client shall make payment to the General Contractor so that the total amount paid equals 80% of the Price. The Client shall pay the General Contractor another 15% of the Price after the Facility passes inspection by the Engineer and relevant government inspection agencies. The Client will withhold the remaining 5% of the Price as a quality assurance payment payable to the General Contractor 1 year after the Facility passes inspection.